Exhibit 99.1

February 16, 2017

Globant Reports 2016 Full Year and Fourth Quarter Financial Results

Robust Revenue Growth and Solid Operating Performance for 2016

San Francisco, CA / February 16, 2017 - Globant (NYSE: GLOB), a digitally-native technology services company focused on creating digital journeys, today announced results for the three and twelve months ended December 31, 2016.

Full Year 2016 Highlights

●	Revenue increased to $322.9 million, the company’s highest annual revenue to date, representing 27.2% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $137.1 million (42.5% Non-IFRS Adjusted Gross Profit Margin), an increase of $38.4 million compared to $98.7 million for 2015 (and an increase of 360 basis points compared to 38.9% Non-IFRS Adjusted Gross Profit Margin for 2015).
●	Non-IFRS Adjusted Net Income was $40.3 million (12.5% Non-IFRS Adjusted Net Income Margin), an increase of $6.0 million, or 17.5%, compared to a profit of $34.3 million for 2015 (13.5% Non-IFRS Adjusted Net Income Margin).
●	Non-IFRS Adjusted Diluted EPS was $1.14 per share (based on an average of 35.4 million diluted shares during 2016), an increase of $0.16 compared to Non-IFRS Adjusted Diluted EPS of $0.98 for 2015.

Fourth quarter 2016 highlights

●	Revenue increased to a record $87.3 million, representing 21.9% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $35.8 million (41.0% Non-IFRS Adjusted Gross Profit Margin), an increase of $7.7 million compared to $28.1 million for the fourth quarter of 2015, and an increase of 180 basis points compared to 39.2% Non-IFRS Adjusted Gross Profit Margin for the fourth quarter of 2015.
●	Non-IFRS Adjusted Net Income was $11.2 million (12.8% Non-IFRS Adjusted Net Income Margin), an increase of $2.2 million, or 24.4%, compared to a profit of $9.0 million for the fourth quarter of 2015 (12.6% Non-IFRS Adjusted Net Income Margin).
●	Non-IFRS Adjusted Diluted EPS was $0.31 per share (based on an average of 35.6 million average diluted shares during the fourth quarter), an increase of $0.05 compared to Non-IFRS Adjusted Diluted EPS of $0.26 for the fourth quarter of 2015.

Reconciliations between Non-IFRS financial measures and IFRS operating results are included at the end of this press release.

“I am very pleased with our 2016 performance. Our revenues for 2016 reached almost $323 million, a solid 27.2% year-over-year growth. This significant growth was mainly driven by our top accounts, while we have started seeing strong results from our 50 squared initiative. During the year, we also initiated a sustained expansion of our European and US operations, with many new customers coming from industries like Travel, Finance and Media & Entertainment,” said Martín Migoya, Globant’s CEO and co-founder.

“During 2016, demand for digital solutions came from every industry, and we are seeing increased interest for company-wide digital transformation programs. We expect this trend to expand in the coming years, as more companies embark in these processes. Our focus and leadership position on emerging technologies continue to resonate in the market and are significant differentiators when choosing a partner to face these massive transformations,” added Martín Migoya. “To reinforce our positioning, we continue to invest in new trends and technologies, such as deep learning and virtual and augmented reality, to remain ahead of the curve and help our customers stay fit for future challenges.”

"I am very satisfied with our financial results for this quarter. In a quarter characterized by political and macroeconomic uncertainty, we continued our growth journey and our revenues grew almost 22% compared to the fourth quarter of 2015. At the same time, both our gross and operating margins expanded compared to the same period last year. Finally, hirings increased during Q4 compared to the last 2 quarters, a positive signal towards the rest of 2017” explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the quarter with 5,631 Globers, 5,219 of whom were IT professionals. The geographic revenue breakdown for the fourth quarter was as follows: 78.9% from North America (top country: US), 11.5% from Europe (top country: Spain) and 9.6% from Latin America and others (top country: Chile). 88.0% of Globant’s revenue for the fourth quarter was denominated in US dollars, and the remaining 12.0% was denominated in other currencies, including GB pounds, Euros and other Latin American currencies.

During the 12 months ended December 31, 2016, Globant served 340 customers, 60 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top 5 customers and top 10 customers represented 9.4%, 33.3% and 45.8% of fourth quarter revenues, respectively.

Cash and cash equivalents and investments as of December 31, 2016 decreased to $59.9 million from $62.4 million as of December 31, 2015, while borrowings amounted to $0.2 million. Current assets as of December 31, 2016 amounted to $133.4 million, accounting for 46.9% of total assets. Finally, as of December 31, 2016, 34.6 million common shares were issued and outstanding.

2017 Full Year and First Quarter Outlook

Based on current market conditions, Globant is providing the following estimates for the full year and the first quarter of 2017:

●	Fiscal year 2017 revenue is estimated to be between $383.0-$393.0 million, implying 20.2% year-over-year growth at the midpoint of the range.
●	Fiscal year 2017 Non-IFRS diluted EPS is estimated to be in the range of $1.29-$1.39 (assuming an average of 35.9 million average diluted shares outstanding during 2017).
●	First quarter revenue is estimated to be in the range of $86.0-$88.0 million.
●	First quarter Non-IFRS diluted EPS is estimated to be in the range of $0.24-$0.28 (assuming an average of 35.7 million diluted shares outstanding during the first quarter).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the three and twelve-month results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant

Globant (NYSE: GLOB) is a digitally native technology services company that creates digital journeys for its customers, which impact millions of consumers. Globant is the place where engineering, design, and innovation meet scale.

Globant has more than 5,631 professionals in 12 countries working for companies like Google, JWT, EA and Coca Cola, among others.

Globant was named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape Report (2016), and its client work has been featured as business case studies at Harvard University, Massachusetts Institute of Technology and Stanford University. For more information visit www.globant.com.

Non-IFRS Financial Information

The financial information in this press release has been prepared consistently with International Accounting Standards 34, “Interim Financial Reporting”. The financial information in this press release have not been audited.

Globant provides non-IFRS financial measures to complement reported IFRS results, in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, depreciation and amortization, acquisition related expenses and impairments of tax credits. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, with its unaudited interim consolidated statement of financial position as of December 31, 2016 and December 31, 2015 and its unaudited interim consolidated statement of profit or loss and other comprehensive income for the twelve-month and three-month periods ended December 31, 2016 and 2015, prepared in accordance with IAS 34.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, Non-IFRS results of operations and Non-IFRS earnings per share, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels and the level of attrition of our IT professionals; the pricing structures we use for our client contracts; the general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in our most recent 20-F filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).

Globant S.A.

Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Twelve months ended		Three months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Revenues	322,856	253,796	87,254	71,563
Cost of revenues	(190,935)	(160,292)	(52,741)	(44,811)
Gross profit	131,921	93,504	34,513	26,752

Selling, general and administrative expenses	(81,346)	(71,594)	(22,348)	(19,471)
Impairment of tax credits, net of recoveries	-	1,820	-	-
Profit from operations	50,575	23,730	12,165	7,281

Gain on transactions with bonds		19,102	-	5,771
Finance income	16,215	27,555	2,711	17,247
Finance expense	(19,227)	(20,952)	(3,913)	(12,434)
Finance (expense) income, net	(3,012)	6,603	(1,202)	4,813

Other income and (expenses), net	3,629	605	2,576	616
Profit before income tax	51,192	50,040	13,539	18,481

Income tax	(14,485)	(18,420)	(3,214)	(10,169)
Net income for the period	36,707	31,620	10,325	8,312

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	1,103	(1,353)	(12)	(57)
- Net fair value loss on available-for-sale financial assets	(52)	52	(7)	52
Total comprehensive income for the period	37,758	30,319	10,306	8,307

Net income attributable to:
Owners of the Company	36,721	31,653	10,321	8,345
Non-controlling interest	(14)	(33)	4	(33)
Net income for the period	36,707	31,620	10,325	8,312

Total comprehensive income for the period attributable to:
Owners of the Company	37,772	30,352	10,302	8,340
Non-controlling interest	(14)	(33)	4	(33)
Total comprehensive income for the period	37,758	30,319	10,306	8,307

Earnings per share
Basic	1.07	0.93	0.30	0.24
Diluted	1.04	0.90	0.29	0.24
Weighted average of outstanding shares (in thousands)
Basic	34,402	33,960	34,601	34,177
Diluted	35,413	35,013	35,612	35,230

Globant S.A.

Condensed Interim Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	50,532	36,720
Investments	9,355	25,660
Trade receivables	54,170	45,952
Other receivables	18,470	18,570
Other financial assets	900	900
Total current assets	133,427	127,802

Non-current assets
Other receivables	27,364	20,122
Deferred tax assets	7,691	7,983
Investment in associates	800	300
Other financial assets	819	1,221
Property and equipment	35,676	25,720
Intangible assets	13,616	7,209
Goodwill	65,355	32,532
Total non-current assets	151,321	95,087
TOTAL ASSETS	284,748	222,889

LIABILITIES
Current liabilities
Trade payables	5,603	4,436
Payroll and social security taxes payable	30,328	25,551
Borrowings	217	280
Other financial liabilities	12,602	6,240
Tax liabilities	6,404	10,225
Other liabilities	-	9
Total current liabilities	55,154	46,741

Non-current liabilities
Borrowings	-	268
Other financial liabilities	19,224	15,045
Other liabilities	20	-
Provisions for contingencies	945	650
Total non-current liabilities	20,189	15,963
TOTAL LIABILITIES	75,343	62,704

Capital and reserves
Issued and paid-in capital	41,576	41,050
Additional paid-in capital	62,790	51,854
Other reserves	(961)	(2,012)
Retained earnings	105,964	69,243
Total equity attributable to owners of the Company	209,369	160,135
Non-controlling interests	36	50
Total equity	209,405	160,185
TOTAL EQUITY AND LIABILITIES	284,748	222,889

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Twelve months ended		Three months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Reconciliation of adjusted gross profit
Gross Profit	131,921	93,504	34,513	26,752
Depreciation and amortization expense	4,281	4,441	1,092	1,094
Share-based compensation expense	917	735	206	218
Adjusted gross profit	137,119	98,680	35,811	28,064
Adjusted gross profit margin	42.5%	38.9%	41.0%	39.2%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(81,346)	(71,594)	(22,348)	(19,471)
Depreciation and amortization expense	6,637	4,860	2,101	1,091
Acquisition related costs	-	337	-	-
Share-based compensation expense	2,703	1,647	661	501
Adjusted selling, general and administrative expenses	(72,006)	(64,750)	(19,586)	(17,879)
Adjusted selling, general and administrative expenses as % of revenues	(22.3)%	(25.5)%	(22.4)%	(25.0)%

Reconciliation of Adjusted Profit from Operations
Operating Profit	50,575	23,730	12,165	7,281
Impairment of tax credits, net of recoveries	-	(1,820)	-	-
Acquisition related costs	-	337	-	-
Share-based compensation expense	3,620	2,382	867	719
Adjusted Profit from Operations	54,195	24,629	13,032	8,000
Adjusted Profit from Operations margin	16.8%	9.7%	14.9%	11.2%

Reconciliation of Net income for the period
Net income for the period	36,707	31,620	10,325	8,312
Share-based compensation expense	3,620	2,382	867	719
Acquisition related costs	-	337	-	-
Adjusted Net income	40,327	34,339	11,192	9,031
Adjusted Net income margin	12.5%	13.5%	12.8%	12.6%

Calculation of Adjusted Diluted EPS
Adjusted Net income	40,327	34,339	11,192	9,031
Diluted shares	35,413	35,013	35,612	35,230
Adjusted Diluted EPS	1.14	0.98	0.31	0.26

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metric	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016

Total Employees	5,041	5,285	5,380	5,421	5,631
IT Professionals	4,613	4,847	4,932	4,983	5,219

North America Revenue %	81.7	82.2	81.1	81.4	78.9
Latin America and Others Revenue %	12.2	10.8	10.7	9.4	9.6
Europe Revenue %	6.0	7.0	8.2	9.2	11.5

USD Revenue %	90.8	91.9	90.9	89.7	88.0
GBP Revenue %	2.4	0.4	1.2	2.8	1.7
Other Currencies Revenue %	6.8	7.8	7.9	7.5	10.3

Top Customer %	12.7	11.6	10.0	10.4	9.4
Top 5 Customers %	34.4	36.4	34.2	33.9	33.3
Top 10 Customers %	46.4	48.4	46.4	46.8	45.8

Customers Served (Last Twelve Months)	344	359	366	354	340
Customers with >$1M in Revenue (Last Twelve Months)	51	49	57	61	60

Investor Relations Contact:

Juan Urthiague, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Ivette Almeida, Paragon PR

Geena De Rose, Paragon PR

globant@paragonpr.com

(877) 215-5230

Source: Globant